UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

____________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Renewal of Share Repurchase Program and Special Stock Dividend

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES RENEWAL OF SHARE REPURCHASE PROGRAM AND SPECIAL STOCK DIVIDEND

Bogota, Colombia – February 10, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced that its Board of Directors has approved the renewal of a program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares and the declaration of a special stock dividend of 0.004 shares per share.

Renewal of Share Repurchase Program

•	GeoPark concluded its 2019 share repurchase program in December 31, 2019 with 4,464,237 shares acquired and a total amount spent of $73,069,507, including transaction costs.

•	GeoPark’s Board of Directors has approved the renewal of a program to repurchase up to 10% of its shares outstanding or approximately 5,930,000 shares. The repurchase program will begin on February 11, 2020 and will expire on December 31, 2020.

•	The share repurchases may be made from time to time through open market transactions, block trades, privately negotiated transactions or otherwise, and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory considerations and other relevant factors.

Special Stock Dividend

•	GeoPark’s Board of Directors declared a special stock dividend of 0.004 shares per share to be paid on March 11, 2020 to the shareholders of record at the close of business on February 25, 2020.

•	The Company will pay cash in lieu of any fractional shares.

•	The special stock dividend complements the renewal of the share repurchase program and the existing quarterly cash dividend policy of $2.5 million.

For further information please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +262 2242 9600	mbello@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the Web site at www.geo-park.com

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding the repurchase program and the stock dividend. Forward-looking statements are based on management’s beliefs and assumptions and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. For a discussion the risks facing the Company which could affect whether these forward-looking are realized, see filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 10, 2019